Global Blue Group Holding AG 2024 Annual General Meeting September 12, 2024 Signy, Switzerland, August 19, 2024 Global Blue Group Holding AG (“Global Blue”) will hold its Annual General Meeting of Shareholders (“AGM”) on September 12, 2024, at 08:30 CEST at Mandarin Oriental Savoy Hotel - Poststrasse 12 - Zurich, Switzerland. The preparatory documents for the AGM are posted in the “Investor Relations” section of Global Blue’s website: Global Blue Group Holding AG - Governance - Shareholder Meetings. A copy of the invitation to the AGM together with the Proxy Card are filed as Exhibits 99.1 and 99.2 respectively to the Company’s Report on Form 6-K, dated August 19, 2024. INVESTOR RELATIONS CONTACTS Frances Gibbons – Head of Investor Relations Mob: +44 (0)7815 034 212 Mail: fgibbons@globalblue.com ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions. With over 2,000 employees, Global Blue generated €28bn Sales in Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com